UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

CNX Coal Resources LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

BYN7H37
(CUSIP Number)

Greenlight Capital, Inc. 140 East 45th Street, Floor 24 New York, New York 10017 Tel. No.: (212) 973-1900 Attention: Chief Operating Officer
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to - Barry N. Hurwitz Morgan, Lewis & Bockius LLP One Federal Street Boston, MA 02110 (617) 951-8000

July 7, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,248,638
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,248,638
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,248,638
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 28.0%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. DME Advisors GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,239,800
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,239,800
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,239,800
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 19.3%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. DME Advisors, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 719,300
9 Sole Dispositive Power 0
10 Shared Dispositive Power 719,300
11	Aggregate Amount Beneficially Owned by Each Reporting Person 719,300
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 6.2%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. DME Capital Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,520,500
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,520,500
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,520,500
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 13.1%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. USA
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 5,488,438
9 Sole Dispositive Power 0
10 Shared Dispositive Power 5,488,438
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,488,438
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 47.3%
14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to common units (“Common Units”), of CNX Coal Resources LP, a Delaware limited partnership (the “Issuer” or the “Company”).  The address of the Company’s principal executive offices is 1000 CONSOL Energy Drive , Canonsburg, Pennsylvania 15317.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed on behalf of Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), DME Advisors GP, LLC, a Delaware limited liability company (“Advisors GP”), DME Advisors, L.P., a Delaware limited partnership of which Advisors GP is the general partner (“Advisors”), DME Capital Management, LP, a Delaware limited partnership of which Advisors GP is the general partner (“DME CM”), and Mr. David Einhorn (the “Principal” and, together with Greenlight Inc., Advisors GP, Advisors and DME CM, the “Reporting Persons”). Mr. Einhorn is the principal of each of Greenlight Inc., Advisors GP, Advisors and DME CM.

Greenlight Inc. acts as investment manager for Greenlight Capital, L.P., a Delaware limited partnership (“GCLP”), Greenlight Capital Qualified, L.P., a Delaware limited partnership (“GCQP”), and Greenlight Capital Offshore Partners (“GCO”), a British Virgin Islands partnership.  Advisors acts as the investment manager for a managed account (“Managed Account”).  DME CM acts as the investment manager for Greenlight Capital Offshore Master (Gold), Ltd., a British Virgin Islands company (“GGOM”), and for Greenlight Capital (Gold), LP, a Delaware limited partnership (“GGLP”).  GCLP, GCQP, GCO, Managed Account, GGOM, GGLP and the Reporting Persons are referred to herein collectively as “Greenlight.”  Each of GCO, GGOM and the Managed Account holds its respective Common Units through separate wholly-owned subsidiaries, and all references herein to GCO, GGOM and the Managed Account include such entities and their respective wholly-owned subsidiaries.

The Reporting Persons may be deemed to beneficially own the Common Units reported herein in light of the Reporting Persons’ voting and investment powers with respect thereto.  Each of the Reporting Persons disclaims beneficial ownership of such Common Units except to the extent of its pecuniary interest therein, and the inclusion of such securities in this report shall not be deemed an admission of beneficial ownership for any purpose.

(b) The business address of each of the Reporting Persons is 140 East 45 Street, Floor 24, New York, NY 10017.

(c) The principal business of each of Greenlight Inc., DME CM and DME Advisors is to provide investment management services to individuals and institutions.  The principal business of Advisors GP is to serve as the general partner of DME CM and DME Advisors.  The principal occupation of Mr. Einhorn is investment management.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the respective cover page of each Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Units reported herein as being beneficially owned by the Reporting Persons were purchased using working capital of Greenlight.

Item 4.	Purpose of Transaction

Greenlight acquired Common Units of the Company for investment purposes in connection with a private placement that closed on July 7, 2015, and in open market purchases as identified in Item 5.  Reference is made to the Company’s Form 424B4 filed with the Commission on July 1, 2015 for a complete description of the private placement. Greenlight may make, or cause, further acquisitions of Common Units from time to time and may dispose of, or cause to be disposed, any or all of the Common Units held by Greenlight at any time.

Greenlight intends to evaluate on an ongoing basis the investment in the Company and its options with respect to such investment. In connection with that evaluation, Greenlight may seek to meet with the board of directors and/or members of senior management of the Company’s general partner or communicate publicly or privately with other stockholders or third parties to indicate Greenlight’s views on issues relating to the strategic direction undertaken by the Company and other matters of interest to stockholders generally. As part of any such discussions, Greenlight may make recommendations, including but not limited to changes in the strategic direction of the Issuer as a means of enhancing shareholder value, changes to the board of directors of the Company’s general partner, and changes in the Company’s capital structure.

Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including: changes in the composition of the board of directors or management of the Company’s general partner, changes to the Company’s limited partnership agreement, restructuring the Company’s capitalization or dividend policy, the acquisition or disposition of additional securities of the Company and the sale of material assets or another extraordinary corporate transaction, including a sale transaction.

Item 5.	Interest in Securities of the Issuer

(a) and (b)  See Items 7-11 of the cover pages and Item 2 above.

(c)  The following table lists transactions in the Common Units purchased by Greenlight during the sixty day period prior to the filing of this Schedule 13D:

Transaction	Purchaser	Date	No. Shares	Price Per Share
Open market purchase	GCLP	07/01/2015	5,100	$15.05
Open market purchase	GCQP	07/01/2015	3,500	$15.05
Open market purchase	GGLP	07/01/2015	41,100	$15.05
Open market purchase	GCO	07/01/2015	54,369	$15.05
Open market purchase	GGOM	07/01/2015	43,700	$15.05
Open market purchase	Managed Account	07/01/2015	34,400	$15.05
Open market purchase	GCLP	07/02/2015	400	$15.05
Open market purchase	GCQP	07/02/2015	300	$15.05
Open market purchase	GGLP	07/02/2015	3,300	$15.05
Open market purchase	GCO	07/02/2015	4,309	$15.05
Open market purchase	GGOM	07/02/2015	3,500	$15.05
Open market purchase	Managed Account	07/02/2015	2,700	$15.05
Open market purchase	GCLP	07/07/2015	10,000	$15.05
Open market purchase	GCQP	07/07/2015	59,800	$15.05
Open market purchase	GGLP	07/07/2015	38,500	$15.05
Open market purchase	GCO	07/07/2015	106,960	$15.05
Open market purchase	GGOM	07/07/2015	39,200	$15.05
Open market purchase	Managed Account	07/07/2015	37,300	$15.05
Private Placement	GCLP	07/07/2015	170,800	$15.00
Private Placement	GCQP	07/07/2015	1,008,800	$15.00
Private Placement	GGLP	07/07/2015	670,000	$15.00
Private Placement	GCO	07/07/2015	1,824,300	$15.00
Private Placement	GGOM	07/07/2015	681,200	$15.00
Private Placement	Managed Account	07/07/2015	644,900	$15.00

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Common Unit Purchase Agreement (as defined below), Greenlight agreed to purchase not less than 2,000,000 and not more than 5,000,000 Common Units from the Company in a private placement transaction (the “Private Placement”), depending on the number of Common Units sold by the Company in connection with its concurrent initial public offering of Common Units (the “IPO”), at a price of $15.00 per share.  The closing of the Private Placement was contingent upon several closing conditions, including the consummation of the IPO, which itself was contingent upon several closing conditions.

The Company entered into a registration rights agreement with Greenlight, pursuant to which Greenlight was granted customary registration rights with respect to the Common Units.

In addition, the board of directors of the Company’s general partner agreed to waive a provision under the Company’s limited partnership agreement that would have otherwise restricted Greenlight’s voting rights as a result of its ownership of 20% or more of the Common Units outstanding.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, executed by and among the Reporting Persons, dated July 7, 2015.

Exhibit 99.2
Common Unit Purchase Agreement, dated as of June 25, 2015, by and among the Company and certain of the Greenlight purchasers, incorporated by reference to Exhibit 10.12 to Amendment No. 7 to the Company’s Registration Statement on Form N-1A, filed by the Company with the Securities and Exchange Commission on June 26, 2015 (as amended by the Amendment to the Common Unit Purchase Agreement described below, the “Common Unit Purchase Agreement”).

Exhibit 99.3	Amendment to the Common Unit Purchase Agreement, dated as of June 30, 2015, by and among the Company and the Greenlight purchasers.

Exhibit 99.4	Registration Rights Agreement, dated as of July 7, 2015, by and among the Company and the Greenlight purchasers.

Exhibit 99.5	Waiver of 20% Voting Limitation Agreement, dated as of July 7, 2015, by and among the general partner of the Company and the Greenlight purchasers.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      July 7, 2015

Greenlight Capital, Inc.

By: /s/Harry Brandler
Harry Brandler
Chief Financial Officer

DME Advisors GP, L.L.C.

By: /s/Harry Brandler
            Harry Brandler
Chief Financial Officer

DME Advisors, L.P.

By: /s/Harry Brandler
Harry Brandler
Chief Financial Officer

DME Capital Management, LP

By: /s/Harry Brandler
Harry Brandler
Chief Financial Officer

/s/Harry Brandler**
Harry Brandler, on behalf of David Einhorn

** The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13G on David Einhorn’s behalf, which was filed with a Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005 by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A., is hereby incorporated by reference.